UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 1-15052

THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

Years Ended December 31, 2012 and 2011

Plan Number: 005

Plan Sponsor EIN: 06-0835501

THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

Years Ended December 31, 2012 and 2011

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

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Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
The Southern Connecticut Gas Company Target Plan

We have audited the accompanying statements of net assets available for plan benefits of The Southern Connecticut Gas Company Target Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2012 and late participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes
Portland, Maine	Limited Liability Company
June 26, 2013

Baker Newman & Noyes, LLC

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2012	2011

Assets
Investments, at fair value
Registered investment companies	$40,964,850	$35,237,659
Stable value funds	27,830,488	26,822,819
UIL Holdings Corporation common stock	2,030	-
Total investments	68,797,368	62,060,478

Receivables:
Notes receivable from participants	1,236,351	1,252,461
Contributions	32,700	31,542
Total receivables	1,269,051	1,284,003

Net assets reflecting all investments at fair value	70,066,419	63,344,481

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(465,210)	(106,864)

Net assets available for benefits	$69,601,209	$63,237,617

See notes to financial statements.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2012

2012
Additions
Investment Income:
Interest and dividend income	$1,108,321
Net appreciation in fair value	4,606,208
5,714,529

Interest income on notes receivable from participants	54,226

Contributions:
Employer contributions	547,894
Employee contributions	1,854,752
2,402,645

Total additions	8,171,401

Deductions
Payment of benefits	1,778,235
Other	29,574
1,807,809

Net increase	6,363,592
Net assets available for benefits:
Beginning of year	63,237,617
End of year	$69,601,209

See notes to financial statements.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1.	Description of Plan:

The following brief description  provides general information of The Southern Connecticut Gas Company Target Plan (the “Plan”), sponsored by The Southern Connecticut Gas Company (the “Company”), whose parent company, Connecticut Energy Corporation, is a wholly owned subsidiary of UIL Holdings Corporation (“UIL Holdings”).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the “IRC”).  Each eligible employee shall commence participation in the Plan as soon as administratively feasible, unless the eligible employee affirmatively elects not to participate. Those that do not elect not to participate shall be treated as having authorized a Type B Basic Contribution described herein in the amount of 3% of salary or wages.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement. The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions:

Contributions to the Plan are made by both participants and the Company. Participants can direct the investment of their contributions into various investment options offered by the Plan. The Plan provides for Basic Contributions of Type A and B of 1% to 6% of compensation and additional contributions of Type A and B; employer contributions are limited to 50% of employee elected contributions for non-union employees and 100% of employee elected contributions for union employees.  Effective January 1, 2002, the total Type A Additional Contribution may not exceed 10% of eligible compensation, and the total Type B Additional Contribution may not exceed the lesser of 44% of eligible compensation or that amount which, when added to the Basic Contribution (Type A and B) and Additional Contribution (Type B) for the Plan year does not exceed a total maximum contribution of 50% of the participant's eligible pay for the Plan year, subject to Internal Revenue Service limitations.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who have made the maximum amount of Basic and Additional Type B Contributions permitted for the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code (the Code). The maximum additional contribution was $5,500 in 2012 and 2011.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

A participant's total pre-tax and after-tax contributions may be further limited by certain provisions of the Code. Upon enrollment in the Plan, participants may direct employee and employer contributions in 1% increments among investment choices offered by the Plan.

Subsequent to enrollment, participants can change the contribution direction in any whole percentage increments.

As of April 1, 2002, the Plan accepts roll overs from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Effective April 1, 2012, participants may direct up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Common Stock Fund.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions.  During 2012 and 2011, $36,700 and $16,866 in forfeitures were used to reduce the Company’s matching contributions, respectively.  At December 31, 2012 forfeited nonvested accounts were $3,347.

Vesting:

Participants are fully vested in the total value of all accounts, excluding employer contributions, upon commencement of employment.  Vesting in the employer contributions is based on years of continuous service.  The employer contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
At least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of one-half of the participant’s vested account balance or $50,000.   Loan terms range from 1 to 5 years except in the case of the purchase of a primary residence, which may not exceed 30 years.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Principal and interest is paid ratably through payroll deductions.  The loans outstanding at December 31, 2012 have maturity dates through July 16, 2040 and bear interest rates ranging from 4.25% to 11.24%. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Payment of benefits:

Upon retirement, a participant will receive a lump sum equal to the value of the participant’s vested interest in the participant’s account or periodic installments over a reasonable period of time not to exceed the participant’s life expectancy or the joint and survivor life expectancy of the participant and the participant’s designated beneficiary at the commencement of the installments, or a combination of a single sum payment(s) and periodic installments.

For termination of service for other reasons, the participant may receive the value of the vested interest in the participant’s account as a lump sum distribution.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.

Subsequent events:

The Plan has evaluated subsequent events through June 26, 2013, the date on which the Form 11-K was filed.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Level  2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level  3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies’ trade on an active market and are valued at net asset value.

UIL Holdings Corporation common stock – The shares of UIL Holdings Corporation common stock trade on an active market and are valued at quoted market prices.

Level 2 fair value measurements:

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The following table sets forth the Plan’s investments that are reported at fair value in the accompanying statements of net assets available for plan benefits:

	December 31, 2012
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
UIL Holdings Corporation common stock	$2,030	$2,030	$-	$-
Registered investment companies:
Target date funds	$17,779,368	$17,779,368	$-	$-
Bond funds	4,735,940	4,735,940	-	-
Growth funds	5,766,251	5,766,251	-	-
Value funds	2,264,406	2,264,406	-	-
Blend funds	10,417,401	10,417,401	-	-
Money market fund	1,484	1,484
	$40,964,850	$40,964,850	$-	$-

Stable value fund (collective trust)	$27,830,488	$-	$27,830,488	$-

Total	$68,797,368	$40,966,880	$27,830,488	$-

	December 31, 2011
Registered investment companies:
Target date funds	$15,358,972	$15,358,972	$-	$-
Bond funds	3,512,160	3,512,160	-	-
Growth funds	5,030,353	5,030,353	-	-
Value funds	2,083,253	2,083,253	-	-
Blend funds	9,252,235	9,252,235	-	-
Money market fund	686	686
	$35,237,659	$35,237,659	$-	$-

Stable value fund (collective trust)	$26,822,819	$-	$26,822,819	$-

Total	$62,060,478	$35,237,659	$26,822,819	$-

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

4.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2012	2011
T. Rowe Price Retirement 2020 Fund	$3,731,602	$3,473,008
T. Rowe Price Retirement 2025 Fund	$4,153,160	$3,609,658
Vanguard Explorer Fund, ADM	$4,153,569	$3,611,340
Vanguard Institutional Index Fund	$7,209,053	$6,550,728
JPMCB Stable Asset Income Fund	$27,830,488	$26,822,819
PIMCO Total Return Fund	$4,735,940	$3,512,160

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,606,208, net, as follows:

Registered investment companies	$4,174,113
Stable value fund	432,095
$4,606,208

Stable Value Fund- Stable Asset Income Fund

The objective of the collective trust fund constituting the stable value fund is to seek the preservation of principal, while providing current income and liquidity. The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments. The fund also may invest in synthetic guaranteed investment contracts (GICs) and similar products. The fund invests in other commingled pension trust funds established, operated and maintained by JPMorgan Chase Bank.

The collective trust fund is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Fund at August 31, 2012 and 2011, the Fund's year end, was 1.35% and 2.25%, respectively.  The average yield credited to participant accounts for this fund at August 31, 2012 and 2011 was 2.02% and 3.14%, respectively.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the contract’s interest credit rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Funds Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts”.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s). As of December 31, 2012, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

5.	Related party transactions:

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price).  T. Rowe Price is the trustee as defined by the Plan.  Transactions with this party qualify as party-in-interest transactions and were exempt from the prohibited transaction rules.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 15, 2013, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2012 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2009.

7.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$69,601,209	$63,237,617
Adjustment from contract value to fair value	465,210	106,864
Net assets per the Form 5500	$70,066,419	$63,344,481

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for benefits per the financial statements	$6,363,592
Prior year adjustment from contract value to fair value	(106,864)
Current year adjustment from contract value to fair value	465,210
Net increase in net assets available for benefits per the Form 5500	$6,721,938

9.	Nonexempt transactions:

During 2012 and 2011, the Company demonstrated a pattern of remitting employee contributions to T. Rowe Price within six business days after the end of a payroll period.  However, for six periods during 2012 and ten periods during 2011, the Company’s remittance of employee contributions to T. Rowe Price in the amount of $126,580 and $18,801, respectively, were not made within six business days due to extenuating circumstances.  While employee contributions relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 005
Plan Sponsor EIN: 06-0835501

As of December 31, 2012
Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company		$417,907
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company		1,968,967
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company		3,454,466
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company		3,731,602
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company		4,153,160
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company		2,259,320
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company		545,505
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company		252,832
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company		247,419
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company		70,459
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company		677,731
*	T. Rowe Price Retirement Income Fund	Registered Investment Company		1,387,774
	Vanguard Explorer Fund, ADM	Registered Investment Company		4,153,569
	Vanguard Institutional Index Fund	Registered Investment Company		7,209,053
	TIAA - CREF Social Choice Fund	Registered Investment Company		62,888
	JPMCB Stable Asset Income Fund	Stable Value Fund - CCT		27,830,488
	PIMCO Total Return Fund	Registered Investment Company		4,735,940
	Fidelity Diversified International Fund	Registered Investment Company		1,757,686
	UIL Common Stock ESOP	UIL Holdings Corporation Common Stock		2,030
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company		818,081
*	T. Rowe Price Growth Stock Fund	Registered Investment Company		1,612,682
*	T. Rowe Price Prime Reserve Fund	Registered Investment Company		1,484
*	T. Rowe Price Equity Income Fund	Registered Investment Company		1,446,325

*	Notes receivable from participants	Interest rates ranging from 4.25% to 11.24%		1,236,351

Total investments (held at end of year)				$70,033,719

*	Party in Interest
(d)	Cost is not required for participant directed accounts.

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THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 005
Plan Sponsor EIN: 06-0835501

As of December 31, 2012
Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Participant	Total that Constitute Nonexempt			Total Fully
Contributions	Prohibited Transactions			Corrected Under
Transferred Late	Contributions	Contributions Corrected	Contributions Pending	VFCP and PTE
to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51
* $145,381	$126,580	$-	$-	$18,801

*  Includes Late Participant Loan Repayments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE SOUTHERN CONNECTICUT GAS COMPANY
TARGET PLAN

Date: June 26, 2013	By	/s/	Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23	Consent of Baker Newman Noyes